UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 24)

CLINICAL DATA, INC.
(Name of Issuer)

COMMON STOCK, $.01 par value per share
(Title of Class of Securities)

18725U109
(CUSIP Number)

Third Security, LLC
The Governor Tyler
1881 Grove Avenue
Radford, Virginia 24141
Attention:  Marcus E. Smith, Esq.
Telephone No.:  540-633-7971
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

Copy to:
John Owen Gwathmey, Esq.
David I. Meyers, Esq.
Troutman Sanders LLP
Troutman Sanders Building
1001 Haxall Point
Richmond, Virginia 23219

February 22, 2011
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement
on Schedule 13G to report the acquisition which is the
subject of this Schedule 13D, and is filing this
schedule because of Rules 13d-1(e), (f) or (g),
check the following box ☐.

Page 1 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Randal J. Kirk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	7	SOLE VOTING POWER 7,474,895
SHARES BENEFICIALLY	8	SHARED VOTING POWER 13,459,348
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 7,474,895
PERSON WITH	10	SHARED DISPOSITIVE POWER 13,459,348
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,934,243
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.2%
14	TYPE OF REPORTING PERSON IN

Page 2 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Kirkfield, L.L.C. I.R.S. Identification No.: 54-1725089
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Virginia
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8	SHARED VOTING POWER 1,929,705
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 1,929,705
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,929,705
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.7%
14	TYPE OF REPORTING PERSON OO – limited liability company

Page 3 of 13 Pages

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) New River Management V, LP I.R.S. Identification No.: 56-2652938
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	7	SOLE VOTING POWER 0
SHARES BENEFICIALLY	8	SHARED VOTING POWER 7,963,935
OWNED BY EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 7,963,935
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,963,935
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.5%
14	TYPE OF REPORTING PERSON OO – limited partnership

Page 4 of 13 Pages

This Amendment No. 24 (the “Amendment”) amends and supplements the Statement on Schedule 13D, dated November 26, 1999 and filed on December 6, 1999, as amended by Amendment No. 1 dated March 10, 2000 and filed on March 15, 2000, Amendment No. 2 dated June 8, 2000 and filed on June 9, 2000, Amendment No. 3 dated December 31, 2000 and filed on January 8, 2001, Amendment No. 4 dated February 7, 2001 and filed on March 1, 2001, Amendment No. 5 dated June 6, 2001 and filed on June 8, 2001, Amendment No. 6 dated June 25, 2001 and filed on June 26, 2001, Amendment No. 7 dated September 6, 2001 and filed on September 7, 2001, Amendment No. 8 dated October 23, 2001 and filed on October 26, 2001, Amendment No. 9 dated October 26, 2001 and filed on October 30, 2001, Amendment No. 10 dated August 21, 2002 and filed on August 21, 2002, Amendment No. 11 dated April 29, 2003 and filed on May 2, 2003, Amendment No. 12 dated November 10, 2003 and filed on November 14, 2003, Amendment No. 13 dated June 20, 2005 and filed on June 27, 2005, Amendment No. 14 dated November 17, 2005 and filed on November 23, 2005, Amendment No. 15 dated February 9, 2006 and filed on February 15, 2006, Amendment No. 16 dated May 18, 2006 and filed on May 23, 2006, Amendment No. 17 dated June 13, 2006 and filed on June 15, 2006, Amendment No. 18 dated September 13, 2006 and filed on September 22, 2006, Amendment No. 19 dated February 26, 2007 and filed on February 27, 2007, Amendment No. 20 dated July 17, 2007 and filed on July 20, 2007, Amendment No. 21 dated September 26, 2008 and filed on September 30, 2008, Amendment No. 22 dated February 25, 2009 and filed on February 27, 2009, and Amendment No. 23 dated September 17, 2009 and filed on September 22, 2009 (as amended, the “Original Schedule 13D”), relating to the Common Stock, par value $.01 per share (the “Common Stock”), of Clinical Data, Inc., a Delaware corporation (the “Issuer”).  Mr. Randal J. Kirk (“Mr. Kirk”), Kirkfield, L.L.C., a Virginia limited liability company (“Kirkfield”), and New River Management V, LP, a Delaware limited partnership (“NRM V” and, together with Mr. Kirk and Kirkfield, the “Reporting Persons”), are filing this Amendment to disclose execution by the Reporting Persons and certain affiliates of the Reporting Persons of a Securityholder Tender and Support Agreement (the “Support Agreement”) dated as of February 22, 2011, among certain securityholders of the Issuer, FL Holding CV, an entity organized under the laws of the Netherlands and a wholly owned subsidiary of Forest Laboratories, Inc. (“Parent”), and Magnolia Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”).  In connection with the execution of the Support Agreement, the Issuer, Forest Laboratories, Inc. (“Forest”), Parent and Purchaser concurrently entered into an Agreement and Plan of Merger dated as of February 22, 2011 (the “Merger Agreement”).  As described in this Amendment, some of the Common Stock that is beneficially owned by Mr. Kirk is directly beneficially owned by entities controlled by Mr. Kirk.  Since the filing of Amendment No. 23, Randal J. Kirk (2000) Limited Partnership, RJK, L.L.C., and Zhong Mei, L.L.C. were liquidated effective as of November 30, 2009 and in connection therewith the assets, including shares of Common Stock of the Issuer held thereby, were distributed pro-rata to the beneficial owners of such entities or their designees (the “Liquidations”). Such transactions constituted a change in form of beneficial ownership; Mr. Kirk continues to control each of the resulting owners of the distributed shares: R. J. Kirk Declaration of Trust (“R. J. Kirk DOT”), JPK 2009, LLC (“JPK 2009”), MGK 2009, LLC (“MGK 2009”), ZSK 2009, LLC (“ZSK 2009”), JPK 2008, LLC (“JPK 2008”), MGK 2008, LLC (“MGK 2008”), ZSK 2008, LLC (“ZSK 2008”), and Lotus Capital (2000) Company Inc. (“Lotus Capital”).  In addition to the foregoing entities, Mr. Kirk controls the following entities that hold Common Stock of the Issuer: Kirkfield, Third Security Staff 2001 LLC, a Virginia limited liability company (“Staff 2001”), Third Security Senior Staff 2008 LLC, a Virginia limited liability company (“Senior Staff 2008”), Third Security Staff 2008 LLC, a Virginia limited liability company (“Staff 2008”), Third Security Incentive 2008 LLC, a Virginia limited liability company (“Incentive 2008”), New River Management II, LP, a Virginia limited partnership (“NRM II”), New River Management III, LP, a Virginia limited partnership (“NRM III”), and NRM V.

Page 5 of 13 Pages

Except as set forth below, there are no changes to the information set forth in the Original Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Original Schedule 13D is hereby amended and supplemented as follows:

“On February 22, 2011, the Issuer entered into the Merger Agreement with Forest, Parent and Purchaser, pursuant to which, and on the terms and subject to the conditions thereof, among other things, Purchaser will commence a cash tender offer (the “Offer”) to acquire (a) all of the issued and outstanding shares (the “Shares”) of Common Stock at a price of (i) $30.00 per Share in cash without interest (the “Cash Portion”) and (ii) a contractual right, pursuant to a Contingent Value Right Agreement (the “CVR Agreement”) that provides each stockholder the right to receive one or more contingent payments upon the achievement of certain milestones as set forth in the CVR Agreement (the “CVR Portion” and, together with the Cash Portion, the “Offer Price”), (b) all of the outstanding warrants to purchase Common Stock with an exercise price below $36.00 (the “In-the-Money Warrants”) where each holder of an In-the-Money Warrant will receive the merger consideration set forth in the Merger Agreement, and (c) all outstanding notes issued by the Issuer on February 25, 2009 in the aggregate principal amount of $50,000,000 convertible into shares of Common Stock (the “Company Notes”) where each holder of a Company Note will receive the merger consideration set forth in the Merger Agreement. Following the completion of the tender offer and subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, including, if required, receipt of approval by the Issuer’s stockholders, Purchaser will merge with and into the Issuer, with the Issuer surviving as a wholly owned subsidiary of Parent (the “Merger”). The Merger Agreement also provides that the Merger may be consummated regardless of whether the Offer is completed through a one-step Merger if the stockholders of the Issuer have adopted the Merger Agreement at a meeting of stockholders (the “One-Step Merger”).  At the effective time of the Merger or One-Step Merger (the “Effective Time”), the Shares not purchased pursuant to the Offer (other than shares held by stockholders of the Issuer who have perfected their statutory rights of appraisal under Delaware law) will be converted into the right to receive an amount equal to the Offer Price and the In-the-Money Warrants and Company Notes not purchased pursuant to the offer will be cancelled and converted into the right to receive the consideration that would have been paid in the offer. The Merger Agreement provides that Purchaser will commence the Offer and, at the same time, the Issuer will file a preliminary proxy statement for a special meeting of stockholders to approve the adoption of the Merger Agreement and a One-Step Merger.  The transaction will be consummated either through the Offer followed by a Merger or directly through a One-Step Merger depending on which transaction can be consummated first.

Page 6 of 13 Pages

In addition, all outstanding options (whether or not vested) to purchase Shares (the “Options”) with an exercise price that is less than $36.00 will be cancelled at the Effective Time and will be converted automatically into the right to receive (a) an amount in cash, without interest, equal to the product of (i) the amount, if any, by which (x) the Cash Portion exceeds (y) the per share exercise price of such Option, multiplied by (ii) the number of Shares subject to such Option as of immediately prior to the Effective Time plus (b) the right to receive the CVR Portion with respect to the total number of Shares issuable upon exercise of such Option as of immediately prior to the Effective Time. Each DSU outstanding (whether or not vested) shall be canceled and shall be converted automatically into the right to receive an amount of cash, without interest, equal to the number of Shares issuable upon conversion of such DSU multiplied by the Cash Portion plus the CVR Portion with respect to the total number of Shares issuable upon conversion of such DSU.

Purchaser’s obligation to accept for payment and pay for the Shares, In-the-Money Warrants and Company Notes tendered in the Offer is subject to certain conditions, including, among other things, (i) that there shall have been tendered and not validly withdrawn Shares, In-the-Money Warrants and Company Notes, that, considered together with all other Shares (if any) beneficially owned by Parent and its affiliates (with Company Notes and In-the-Money Warrants calculated on an as-converted to Common Stock basis) plus the number of all Shares issued or issuable pursuant to the Purchaser’s Top-Up Option (as defined below), represent one more than 90% of the sum of (x) the total number of Company Shares outstanding at the time of the expiration of the Offer (calculated on a fully diluted basis) plus (y) the number of all Company Shares issued or issuable pursuant to the Top-Up Option (the “Minimum Condition”), (ii) the expiration or termination of any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and (iii) that the other conditions set forth in Annex A to the Merger Agreement have been satisfied or waived.

Pursuant to the Merger Agreement, the Issuer granted to Parent and Purchaser an irrevocable option (the “Top-Up Option”) to purchase from the Issuer, at a price per Share equal to the Offer Price, the number of newly issued Shares equal to up to the lesser of (i) the number of Shares which, when added to the number of Shares owned by Parent and Purchaser at such time, constitutes at least one Share more than 90% of the number of Shares that would be outstanding immediately after the issuance of all Shares subject to the Top-Up Option on a fully diluted basis or (ii) the aggregate number of Shares that the Issuer is authorized to issue under its certificate of incorporation but that are not issued and outstanding (and are not subscribed for or otherwise committed to be issued) at the time of exercise of the Top-Up Option; provided, however, that the Top-Up Option will not be exercisable unless (a) immediately after such exercise and the issuance of Shares, Purchaser and Parent would hold one Share more than 90% of the then outstanding Shares and (b) the Minimum Condition has been satisfied.

If immediately following the successful consummation of the Offer, Purchaser and Parent hold at least 90% of the then-outstanding Shares in the Offer, the Merger will be consummated pursuant to the short-form merger procedures under the Delaware General Corporation Law without a vote or any further action by the holders of Shares.

Page 7 of 13 Pages

Concurrently with the execution and delivery of the Merger Agreement, the executive officers and directors of the Issuer entered into the Support Agreement with Parent and Purchaser, pursuant to which each executive officer, director and certain affiliated entities agreed, among other things, to tender his, her or its Shares, In-the-Money Warrants and Company Notes (collectively, the “Subject Securities”) pursuant to the Offer and, if necessary, vote his or her or its Subject Securities in favor of the adoption of the Merger Agreement and the approval of the Merger. As of February 22, 2011, the executive officers, directors and certain affiliated entities that entered into the Support Agreement beneficially owned 24,038,056 shares of Common Stock calculated on an as-converted and fully diluted basis (including for this purpose all options to purchase shares of Common Stock, whether vested or unvested), which represents approximately 52.37% of all shares of Common Stock as of February 17, 2011 calculated on the same fully diluted basis. The Support Agreement terminates in the event the Merger Agreement is terminated.

At the closing of the Merger, Forest, Parent and a trustee mutually acceptable to Parent and the Issuer will enter into a CVR Agreement governing the terms of the contingent value rights to be paid to the Issuer’s stockholders (the “ CVRs”). Each holder shall be entitled to one CVR for each Share outstanding or underlying each of the In-the-Money Warrants, Company Notes, DSUs and Options (a) that the Purchaser accepts for payment from such holder pursuant to the Offer or (b) is owned by or has been issued to such holder as of immediately prior to the Effective Time and is converted into the right to receive merger consideration pursuant to the Merger Agreement. The CVRs are not transferable, will not be certificated or evidenced by any instrument and will not be registered or listed for trading.

A holder of a CVR will be entitled to receive the following cash payments, conditioned upon the achievement of certain milestones as follows:

•
Parent will be obligated to pay $1.00 per CVR if, on or before the fifth anniversary of the Reference Date, the aggregate Product sales in the United States during any Milestone Measuring Period equals or exceeds a total of eight hundred million dollars ($800,000,000);

•
Parent will be obligated to pay $2.00 per CVR if, on or before the sixth anniversary of the Reference Date, the aggregate Product sales in the United States during any Milestone Measuring Period equals or exceeds a total of one billion one hundred million dollars ($1,100,000,000); and

•
Parent will be obligated to pay $3.00 per CVR if, on or before the seventh anniversary of the Reference Date, the aggregate Product sales in the United States during any Milestone Measuring Period equals or exceeds a total of one billion five hundred million dollars ($1,500,000,000).

With respect to a CVR issued in connection with an Option having an exercise price greater than $30 per share Purchaser shall be entitled to deduct from the milestone payments to the applicable Holder in respect of such CVR, the amount by which the exercise price per share of Common Stock under such Option exceeds $30.

Page 8 of 13 Pages

The term “Product” means the product currently named and to be marketed as Viibryd and any product containing vilazodone hydrochloride, in each case regardless of delivery system or dosage form. The term “Milestone Measuring Period” means any four consecutive calendar quarters ending and measured as of March 31, June 30, September 30 and December 31 during the period in which any of the above-referenced sales milestones can be attained. The term “Reference Date” means either the first day or last day of the calendar quarter in which the Effective Time occurs depending on the date in which the Effective Time occurs as more fully described in the CVR Agreement, with a later date if the commercial launch of the Product occurs after the six month anniversary of the Effective Time as a result of certain delays deemed Unexcused Delays (as defined in the CVR Agreement).

The foregoing descriptions of the Merger Agreement, the Support Agreement and CVR Agreement are not complete and are qualified in their entirety by reference to the Merger Agreement, which is attached as Exhibit 1 to this report and incorporated herein by reference, the form of Support Agreement, which is attached as Exhibit 2 to this report and incorporated herein by reference, and the form of CVR Agreement, which is attached as Exhibit 3 to this report and incorporated herein by reference.

The Merger Agreement and the Support Agreement, and the foregoing descriptions of each agreement, have been included to provide investors and stockholders with information regarding the terms of each agreement. They are not intended to provide any other factual information about the Issuer. The representations, warranties and covenants contained in each agreement were made only as of specified dates for the purposes of such agreements, were solely for the benefit of the parties to such agreements and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in each agreement and discussed in the foregoing descriptions, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC. Investors are not third-party beneficiaries under the Merger Agreement or the Support Agreement. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants may change after the date of the agreements, which subsequent information may or may not be fully reflected in the parties’ public disclosures.”

Item 5.	Interest in Securities of the Issuer.

Item 5(a) of the Original Schedule 13D is hereby amended and restated to read in its entirety as follows:

Page 9 of 13 Pages

“The aggregate number and percentage of shares of Common Stock to which this statement relates is 20,934,243 shares, representing 51.2% of the 40,878,270 shares outstanding as of the date of this report, based upon the number of shares disclosed by the Issuer as of February 8, 2011 in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2010 (the most recent available filing by the Issuer with the Securities and Exchange Commission) and taking into account the 6,110,600 shares issuable upon conversion of convertible debt securities and 3,812,761 shares issuable upon exercise of warrants held directly or indirectly by Mr. Kirk that are currently exercisable.  Mr. Kirk directly beneficially owns 7,474,895 of the shares to which this report relates, including the 2,538,776 shares held in his own name and the 4,936,119 shares held by R. J. Kirk DOT.  The remaining 13,459,348 shares of Common Stock to which this statement relates are directly beneficially owned as follows:

Owner	Shares
Kirkfield	1,929,705
JPK 2009	586,144
MGK 2009	586,144
ZSK 2009	30,900
JPK 2008	48,800
MGK 2008	48,800
ZSK 2008	48,800
Lotus Capital	1,818
NRM II	1,049,877
NRM III	290,014
NRM V	7,963,935
Staff 2001	692,617
Senior Staff 2008	72,717
Staff 2008	72,717
Incentive 2008	36,360
Total	13,459,348

Mr. Kirk could be deemed to have (i) direct beneficial ownership of the shares directly beneficially owned by R. J. Kirk DOT and (ii) indirect beneficial ownership of the shares directly beneficially owned by Kirkfield, JPK 2009, MGK 2009, ZSK 2009, JPK 2008, MGK 2008, ZSK 2008, Lotus Capital, NRM II, NRM III, NRM V, Staff 2001, Senior Staff 2008, Staff 2008 and Incentive 2008.”

Item 5(c) of the Original Schedule 13D is hereby amended and supplemented as follows:

“Other than the Liquidations and the award of 15,200 shares to Mr. Kirk on September 16, 2010 in connection with his service as Chairman of the Board of the Issuer, the Reporting Persons have not engaged in any other transactions involving the shares of Common Stock since the filing of Amendment No. 23 with the Securities and Exchange Commission on September 22, 2009.”

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Original Schedule 13D is hereby amended and supplemented as follows:

Page 10 of 13 Pages

“The Reporting Persons’ response to Item 4 is incorporated herein by reference.  Except as otherwise described in this statement, to the best knowledge of any of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2, or between such persons and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.”

Item 7.	Material to be Filed as Exhibits.

The following documents are being filed as exhibits to this Amendment and are incorporated herein by reference:

Exhibit 1
Agreement and Plan of Merger, dated February 22, 2011, by and among Clinical Data, Inc., FL Holding CV, Magnolia Acquisition Corp. and Forest Laboratories, Inc. (filed as Exhibit 2.1 to the Current Report on Form 8-K, dated as of February 25, 2011, and incorporated herein by reference)*

Exhibit 2
Securityholder Tender and Support Agreement, dated February 22, 2011, by and among FL Holding CV, Magnolia Acquisition Corp and certain securityholders of Clinical Data, Inc. (filed as Exhibit 2.2 to the Current Report on Form 8-K, dated as of February 25, 2011, and incorporated herein by reference)

Exhibit 3	Form of Contingent Value Rights Agreement (filed as Exhibit 2.3 to the Current Report on Form 8-K, dated as of February 25, 2011, and incorporated herein by reference)

Exhibit 4	Joint Filing Agreement, dated as of March 1, 2011, by and among Randal J. Kirk, Kirkfield, L.L.C. and New River Management V, LP

*	Schedules omitted pursuant to Item 601(b)(2) of Regulation S-K. The Issuer agrees to furnish a supplemental copy of any omitted schedule to the Securities and Exchange Commission upon request.

Page 11 of 13 Pages

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 1, 2011	/s/ Randal J. Kirk
Randal J. Kirk

Date: March 1, 2011	KIRKFIELD, L.L.C.

	By:	Third Security, LLC, its manager

	By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

Date: March 1, 2011	NEW RIVER MANAGEMENT V, LP

	By:	Third Security Capital Partners V, LLC, its general partner

	By:	Third Security, LLC, its manager

	By:	/s/ Randal J. Kirk
Randal J. Kirk
Manager

Page 12 of 13 Pages

EXHIBIT INDEX

Exhibit Number	Exhibit
Exhibit 1
Agreement and Plan of Merger, dated February 22, 2011, by and among Clinical Data, Inc., FL Holding CV, Magnolia Acquisition Corp. and Forest Laboratories, Inc. (filed as Exhibit 2.1 to the Current Report on Form 8-K, dated as of February 25, 2011, and incorporated herein by reference)*

Exhibit 2
Securityholder Tender and Support Agreement, dated February 22, 2011, by and among FL Holding CV, Magnolia Acquisition Corp and certain securityholders of Clinical Data, Inc. (filed as Exhibit 2.2 to the Current Report on Form 8-K, dated as of February 25, 2011, and incorporated herein by reference)

Exhibit 3	Form of Contingent Value Rights Agreement (filed as Exhibit 2.3 to the Current Report on Form 8-K, dated as of February 25, 2011, and incorporated herein by reference)
Exhibit 4	Joint Filing Agreement, dated as of March 1, 2011, by and among Randal J. Kirk, Kirkfield, L.L.C. and New River Management V, LP

*	Schedules omitted pursuant to Item 601(b)(2) of Regulation S-K. The Issuer agrees to furnish a supplemental copy of any omitted schedule to the Securities and Exchange Commission upon request.

Page 13 of 13 Pages